ESSEX PROPERTY TRUST, INC.

Consolidated Operating Results		Three Months Ended	
(Dollars in thousands, except per share amounts)		March 31,	
		2004	2003 (1)
Revenues:			
Rental	$	**64,229**	$ 61,955
Other property		**2,102**	2,064
Total property revenues		**66,331**	64,019
Interest and other		**3,475**	2,266
		69,806	66,285
Expenses:			
Property operating		**21,841**	20,790
Depreciation and amortization		**18,432**	13,302
Interest		**14,310**	13,207
Amortization of deferred financing costs		**273**	220
General and administrative		**2,930**	2,309
Total expenses		**57,786**	49,828
Income from continuing operations before minority interests		**12,020**	16,457
Minority interests		**(5,570)**	(6,812)
Net income		**6,450**	9,645
Dividends to preferred stockholders - Series F		**(488)**	--
Net income available to common stockholders	$	**5,962**	$ 9,645
Net income per share - basic	$	**0.26**	$ 0.46
Net income per share - diluted	$	**0.26**	$ 0.45

(1) The results for the three months ended March 31, 2003 have been restated to reflect the retroactive adoption of FIN 46 Revised and SFAS 123.

ESSEX PROPERTY TRUST, INC.

Consolidated Operating Results		Three Months Ended		
Selected Line Item Detail		March 31,		
(Dollars in thousands)		**2004**		2003
Interest and other				
Interest income	$	**146**	$	57
Equity income in co-investments and lease income		**2,040**		840
Fee income		**1,280**		1,198
Miscellaneous - non-recurring		**9**		171
Interest and other	$	**3,475**	$	2,266
Property operating expenses				
Maintenance and repairs	$	**4,383**	$	4,399
Real estate taxes		**5,544**		4,829
Utilities		**3,014**		2,902
Administrative		**6,916**		6,841
Advertising		**840**		963
Insurance		**1,144**		856
Property operating expenses	$	**21,841**	$	20,790
General and administrative				
Total general and administrative	$	**4,231**	$	3,392
Allocated to property operating expenses - administrative		**(1,046)**		(937)
Capitalized and incremental to real estate under development		**(255)**		(146)
Net general and administrative	$	**2,930**	$	2,309
Minority interests				
Limited partners of Essex Portfolio, L.P.	$	**623**	$	1,120
Perpetual preferred distributions		**4,104**		4,580
Series Z and Z-1 incentive units		**75**		44
Third party ownership interests		**(372)**		(81)
Down REIT limited partners' distributions		**1,140**		1,149
Minority interests	$	**5,570**	$	6,812

ESSEX PROPERTY TRUST, INC.

Consolidated Funds From Operations	Three Months Ended	
(Dollars in thousands, except share and per share amounts)	March 31,	
	2004	2003 (1)

Funds from operations

Income before minority interests	$	**12,020**	$	16,457
Adjustments:				
Depreciation and amortization		**18,432**		13,302
Depr. and amort. - unconsolidated co-investments		**834**		591
Minority interests		**(4,872)**		(5,648)
Dividends to preferred stockholders - Series F		**(488)**		--
Funds from operations	$	**25,926**	$	24,702

Components of the change in FFO

Same property NOI	$	**51**
Non-same property NOI		**1,210**
Other - corporate and unconsolidated co-investments		**1,452**
Interest expense and amortization of deferred financing		**(1,156)**
General and administrative		**(621)**
Minority interests		**776**
Dividends to preferred stockholders - Series F		**(488)**
Funds from operations	$	**1,224**

Funds from operations per share - diluted	$	**1.02**	$	1.05
Percentage decrease		**-2.9%**		
Weighted average number of shares outstanding diluted (2)		**25,370,177**		23,494,051

(1)   The results for the three months ended March 31, 2003 have been restated to reflect the retroactive adoption of FIN 46 Revised and SFAS 123.

(2)   Assumes conversion of the weighted average operating partnership interests in the Operating Partnership into shares of the Company's common stock.

ESSEX PROPERTY TRUST, INC.

Consolidated Balance Sheet

(Dollars in thousands)

	March 31,2004	December 31,2003 (1)
Real Estate:		
Land and land improvements	$ 496,130	$ 469,347
Buildings and improvements	1,654,365	1,514,775
	2,150,495	1,984,122
Less: accumulated depreciation	(284,203)	(265,763)
	1,866,292	1,718,359
Investments	83,125	79,567
Real estate under development	62,942	55,183
	2,012,359	1,853,109
Cash and cash equivalents	35,022	25,943
Other assets	32,658	29,185
Deferred charges, net	9,757	8,574
Total assets	$ 2,089,796	$ 1,916,811
Mortgage notes payable	$ 967,392	$ 891,798
Lines of credit	199,100	93,100
Other liabilities	63,764	57,371
Total liabilities	1,230,256	1,042,269
Minority interests	289,346	293,143
Stockholders' Equity:		
Common stock	2	2
Series F cumulative redeemable preferred stock, liquidation value	25,000	25,000
Additional paid-in-capital	643,552	642,643
Distributions in excess of accumulated earnings	(98,360)	(86,246)
Total liabilities and stockholders' equity	$ 2,089,796	$ 1,916,811

(1) The December 31, 2003 consolidated balance sheet has been restated for the retroactive adoption of the provisions of FIN 46 Revised and SFAS 123.

ESSEX PROPERTY TRUST, INC.

Debt Summary - March 31, 2004
(Dollars in thousands)

	Percentage of Total Debt		Balance Outstanding	Weighted Average Interest Rate (1)	Weighted Average Maturity In Years
Mortgage notes payable					
Fixed rate - secured	67%	$	786,662	6.8%	6.4
Tax exempt variable (2)	15%		180,730	2.6%	25.1
Total mortgage notes payable	83%		**967,392**	6.4%	9.9
Line of credit - secured (3)	7%		80,600	1.6%	
Line of credit - unsecured (4)	10%		118,500	2.2%	
	17%		**199,100**	1.9%	
Total debt	100%	$	**1,166,492**	**5.8%**	

Scheduled principal payments (excludes lines of credit)

2004	$	15,154
2005		42,583
2006		22,852
2007		87,628
2008		153,016
Thereafter		646,159
Total	$	967,392

Interest expense coverage is 3.3 times earnings before gain, interest, taxes, depreciation and amortization.

Capitalized interest for the quarter ended March 31, 2004 was $916.

(1) Weighted average interest rate for variable rate debt are approximate current values.

(2) Subject to interest rate protection agreements.

(3) Secured line of credit commitment is $90 million, increasing to $100 million in July 2004 and matures in January 2009.
This line is secured by four of Essex's multifamily communities. The underlying interest rate is currently the
Freddie Mac Reference Rate plus .55% to .60%.

(4) Unsecured line of credit commitment is $185 million and matures in May 2004.
The underlying interest rate on this line is based on a tiered rate structure tied to the Company's
corporate ratings and is currently at LIBOR plus 1.10%.

E S S E X   P R O P E R T Y   T R U S T, I N C.

Capitalization - March 31, 2004

(Dollars and shares in thousands, except per share amounts)

Total debt	$ 1,166,492	
Common stock and potentially dilutive securities		
Common stock outstanding	22,881	
Limited partnership units (1)	2,408	
Options-treasury method	172	
Total common stock and potentially dilutive securities	25,461	shares
Common stock price per share as of March 31, 2004	$ 65.500	
Market value of common stock and potentially dilutive securities	$ 1,667,696	
Perpetual preferred units/stock	$ 210,000	8.567% weighted average pay rate
Total equity capitalization	$ 1,877,696	
Total market capitalization	$ 3,044,188	
Ratio of debt to total market capitalization	38.3%	

(1) Assumes conversion of all outstanding operating partnership interests in the
    Operating Partnership into shares of the Company's common stock.

ESSEX PROPERTY TRUST, INC.

Property Operating Results - Quarter ended March 31, 2004 and 2003

(Dollars in thousands)

	Southern California			Northern California			Pacific Northwest			Other real estate assets(1)			Total		
	2004	2003	% Change	**2004**	2003	% Change	**2004**	2003	% Change	**2004**	2003	% Change	**2004**	2003	% Change
Revenues:															
Same property revenues	$ **24,604**	$ 23,567	4.4%	$ **12,593**	$ 13,725	-8.2%	$ **10,311**	$ 10,321	-0.1%	$ **--**	$ --	n/a	$ **47,508**	$ 47,613	-0.2%
Non same property revenues(2)	**12,448**	9,512		**3,225**	2,491		**1,888**	835		**1,262**	3,568		**18,823**	16,406	
Total Revenues	$ **37,052**	$ 33,079		$ **15,818**	$ 16,216		$ **12,199**	$ 11,156		$ **1,262**	$ 3,568		$ **66,331**	$ 64,019	
Property operating expenses:															
Same property operating expenses	$ **7,633**	$ 7,533	1.3%	$ **3,748**	$ 3,902	-3.9%	$ **3,489**	$ 3,591	-2.8%	$ **--**	$ --	n/a	$ **14,870**	$ 15,026	-1.0%
Non same property operating expenses(2)	**4,157**	2,691		**1,329**	952		**755**	258		**730**	1,863		**6,971**	5,764	
Total property operating expenses	$ **11,790**	$ 10,224		$ **5,077**	$ 4,854		$ **4,244**	$ 3,849		$ **730**	$ 1,863		$ **21,841**	$ 20,790	
Net operating income:															
Same property net operating income	$ **16,971**	$ 16,034	5.8%	$ **8,845**	$ 9,823	-10.0%	$ **6,822**	$ 6,730	1.4%	$ **--**	$ --	n/a	$ **32,638**	$ 32,587	0.2%
Non same property operating income(2)	**8,291**	6,821		**1,896**	1,539		**1,133**	**577**		**532**	1,705		**11,852**	10,642	
Total net operating income	$ **25,262**	$ 22,855		$ **10,741**	$ 11,362		$ **7,955**	$ 7,307		$ **532**	$ 1,705		$ **44,490**	$ 43,229	
Same property operating margin	**69%**	68%		**70%**	72%		**66%**	65%		**n/a**	n/a		**69%**	68%	
Same property turnover percentage	**49%**	55%		**44%**	55%		**47%**	51%		**n/a**	n/a		**47%**	54%	
Same property concessions	$ **147**	$ 133		$ **166**	$ 178		$ **155**	$ 297		$ **--**	$ --		$ **468**	$ 608	
Average same property concessions per turn *(In dollars)*	$ **163**	$ 133		$ **404**	$ 346		$ **299**	$ 529		$ **--**	$ --		$ **256**	$ 292	
Net operating income percentage of total	**57%**	53%		**24%**	26%		**18%**	17%		**1%**	4%		**100%**	100%	
Loss to lease(3)	$ **9,269**			$ **(1,846)**			$ **(149)**			$ **n/a**			$ **7,274**		
Loss to lease as a percentage of rental income	**4.9%**			**-2.8%**			**-0.3%**			**n/a**			**2.6%**		
Reconciliation of apartment units at end of period															
Same property consolidated apartment units	**7,339**	7,339		**3,737**	3,737		**4,402**	4,402		**--**	--		**15,478**	15,478	
Consolidated Apartment Units	**11,265**	10,190		**4,489**	4,177		**5,212**	4,703		**578**	578		**21,544**	19,648	
Joint Venture	**4,590**	3,464		**116**	116		**741**	741		**--**	--		**5,447**	4,321	
Under Development	**686**	686		**370**	562		**--**	--		**--**	--		**1,056**	1,248	
Total apartment units at end of period	**16,541**	14,340		**4,975**	4,855		**5,953**	5,444		**578**	578		**28,047**	25,217	
Percentage of total	**59%**	57%		**18%**	19%		**21%**	22%		**2%**	2%		**100%**	100%	
Average same property financial occupancy	**96.2%**	95.2%		**95.8%**	95.9%		**95.9%**	94.5%		**n/a**	n/a		**96.0%**	95.2%	

(1)   Includes apartment communities located in other geographic areas, other rental properties and commercial properties.
(2)   Includes properties which subsequent to December 31, 2002 were not consolidated, or either acquired or in a stage of development or redevelopment without stabilized operations.
(3)   Loss to lease represents the annualized difference between market rents (without considering the impact of rental concessions) and contractual rents. These numbers include the Company's pro-rata interest in unconsolidated properties.

E S S E X   P R O P E R T Y   T R U S T, I N C.

Same Property Revenue by County - Quarters ended March 31, 2004, March 31, 2003 and December 31, 2003
(Dollars in thousands)

	Units	March 31, 2004		March 31, 2003	% Change	December 31, 2003	% Change
Southern California							
Ventura County	1,229	$ 4,169	$	4,115	1.3%	$ 4,291	-2.8%
Los Angeles County	2,271	8,565		8,155	5.0%	8,545	0.2%
Orange County	932	3,902		3,800	2.7%	3,924	-0.6%
San Diego County	2,907	7,968		7,497	6.3%	7,926	0.5%
Total Southern California	7,339	$ 24,604	$	23,567	4.4%	$ 24,686	-0.3%
Northern California							
San Francisco County	99	$ 340	$	356	-4.5%	$ 332	2.4%
Santa Clara County	1,696	5,902		6,559	-10.0%	6,009	-1.8%
Alameda County	1,116	3,384		3,716	-8.9%	3,383	0.0%
Contra Costa County	826	2,967		3,094	-4.1%	2,952	0.5%
Total Northern California	3,737	$ 12,593	$	13,725	-8.2%	$ 12,676	-0.7%
Pacific Northwest							
Seattle	3,527	$ 8,532	$	8,533	-0.0%	$ 8,451	1.0%
Portland	875	1,779		1,788	-0.5%	1,708	4.2%
Total Pacific Northwest	4,402	$ 10,311	$	10,321	-0.1%	$ 10,159	1.5%
Total same property revenues	15,478	$ 47,508	$	47,613	-0.2%	$ 47,521	-0.0%

ESSEX PROPERTY TRUST, INC.

Development Communities - March 31, 2004

(Dollars in millions)

Project Name	Location	Units	Estimated Cost	Total Incurred to Date	Estimated Remaining Cost	Initial Occupancy	Stabilized Operations	% Leased	% Occupied
Development Communities									
Direct Development - Consolidated									
Hidden Valley-Parker Ranch(1)	Simi Valley, CA	324	$ 48.3	$ 45.4	$ 2.9	Dec-03	Oct-04	38%	28%
The San Marcos Phase II	Richmond, CA	120	23.9	14.8	9.1	Aug-04	Jan-05	n/a	n/a
Pre-development			2.7	2.7	--	--	--	--	n/a
Subtotal - direct development		444	74.9	62.9	12.0				
Joint Venture Transactions - Unconsolidated(2)									
River Terrace	Santa Clara, CA	250	56.8	38.7	18.1	Aug-04	Jun-05	n/a	n/a
Chesapeake	San Diego, CA	230	44.9	37.1	7.8	Jun-04	Dec-04	n/a	n/a
Kelvin Avenue	Irvine, CA	132	5.7	5.7	--	--	--	n/a	n/a
Total - development		1,056	$ 182.3	$ 144.4	$ 37.9				

Stabilized Communities - First Quarter 2004

None

(1) The Company acquired bond financing which closed in December 2002. The Company has a 75% interest in this development project.

(2) The Company has a 21.4% interest in development projects owned by the Fund.

ESSEX PROPERTY TRUST, INC.

Redevelopment Communities - March 31, 2004

(Dollars in thousands)

Project Name	Units	Estimated Cost	Total Incurred to date	Estimated Remaining Cost	Redevelopment Start	Restabilized Operations
Hillcrest Park - Phase II	608	$ 3,429	$ 2,009	$ 1,420	Apr-03	(1)
Kings Road	196	5,967	250	5,717	Jan-04	(1)
Rosebeach (2)	174	3,537	2,125	1,412	Mar-03	(1)
Total	978	$ 12,933	$ 4,384	$ 8,549		

Re-stabilized Communities - First Quarter 2004

None

(1) Restabilized operations is defined as the month that the property reaches at least 95% occupancy after completion of the redevelopment project. A component of these redevelopments are upgrades to unit interiors. These will be completed in the normal course of unit turnover.

(2) The Company has a 21.4% interest in the asset owned by the Fund.

ESSEX PROPERTY TRUST, INC.

Investments - March 31, 2004
(Dollars in thousands)

	Book Value	Estimated Value(1)	Debt Amount	Debt Type	Debt Interest Rate	Debt Maturity Date	Value of Equity	Company Ownership	Essex Equity Value(2)
Joint Ventures									
Essex Apartment Value Fund, L.P.									
Andover Park, Beaverton, OR			$ 12,211	Fixed	6.60%	Oct-11			
Vista Del Rey (El Encanto), Tustin, CA			7,859	Fixed	6.95%	Feb-11			
Rosebeach, La Mirada, CA			8,298	Fixed	7.09%	Feb-11			
Hunt Club, Lake Oswego, CA			11,501	Fixed	7.05%	Feb-11			
The Crest, Pomona, CA			35,330	Fixed	7.99%	Jul-05			
Foxborough (Woodland), Orange, CA			4,823	Fixed	7.84%	Jul-09			
The Arboretum at Lake Forest, Lake Forest, CA			22,892	Fixed	5.16%	Feb-10			
Ocean Villas, Oxnard, CA			9,894	Fixed	5.42%	Apr-13			
Villas at Carlsbad, Carlsbad, CA			9,523	Fixed	5.03%	Aug-11			
Huntington Villas, Huntington Beach, CA			38,036	Fixed	4.64%	May-10			
The Villas at San Dimas, San Dimas, CA			13,007	Fixed	4.67%	May-10			
The Villas at Bonita, San Dimas, CA			8,275	Fixed	4.67%	May-10			
Villa Venetia, Costa Mesa, CA			53,387	Fixed	4.58%	May-13			
Coronado at Newport - North, Newport Beach, CA - 49.9% (3)			--						
Coronado at Newport - South, Newport Beach, CA - 49.9% (3)			--						
Kelvin Avenue, Irvine, CA (development)			--						
Chesapeake, San Diego, CA (development)			23,654	Var.	LIBOR+ 2%	Jan-07			
Rivermark, Santa Clara, CA (development)			11,972	Var.	LIBOR+ 2%	Jan-07			
Line of credit			--	Var.	LIBOR+.875%	Jun-04			
	$ 51,261	$ 482,464	270,662				$ 211,802	21.4%	$ 45,326
AEW									
The Pointe at Cupertino, Cupertino, CA			14,134	Fixed	4.86%	Nov-12			
Tierra Vista, Oxnard, CA			37,255	Fixed	5.93%	Jun-07			
	4,293	81,743	51,389				30,354	20.0%	6,071
Lend Lease									
Coronado at Newport - North, Newport Beach, CA			55,892	Fixed	5.30%	Dec-12			
Coronado at Newport - South, Newport Beach, CA			49,215	Fixed	5.30%	Dec-12			
	15,649	170,143	105,107				65,036	49.9%	32,453
Other Joint Ventures									
Park Hill Apartments, Issaquah, WA	5,673	28,743	21,287	Fixed	6.90%	Aug-29	7,456	45.0% (4)	5,673
Other	6,249								6,249
	$ 83,125								$ 95,772

(1) Estimated value based on estimated 2004 net operating income applying capitalization rates ranging from 7.00% to 7.25% on stabilized multifamily properties. Other properties, either in development, redevelopment or acquired less than 12 months ago are valued at cost.

(2) Although the Company generally intends to hold these properties for use, the Company equity value assumes liquidation at March 31, 2004.

(3) The Fund accounts for its investment in this property under the equity method of accounting. Estimated value is equal to the Fund's book value of its equity investment.

(4) The Company's 45% ownership interest receives a cumulative preferred return.